[Gasco Letterhead]
October 18, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Carmen Moncada-Terry
Fax: (202) 772-9368

Re:	Gasco Energy, Inc.
Registration Statement on Form S-4
Filed July 6, 2007
File No. 333-144387

Brek Energy Corporation
Form 10-KSB for the period ended December 31, 2006
Filed April 16, 2007
File No. 000-27753
Ladies and Gentlemen:
     The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence.
     In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letters from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
     All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.
     Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant and information provided in this letter on behalf of Brek Energy Corporation (“Brek”) and its executive officers, directors and controlling persons has been provided to us by Brek.

United States Securities and Exchange Commission
October 18, 2007

     On September 10, 2007, the Registrant submitted a response letter via EDGAR (the “Gasco Response Letter”) with the Staff addressing comment 1 below and was orally advised by Ms. Moncada-Terry on September 14, 2007 that the Staff had no further comments with respect to the Registrant’s response to comment 1. On September 20, 2007, Brek submitted a response letter via EDGAR (the “Brek Response Letter”) with the Staff in connection with its amendment of its Annual Report on Form 10-KSB for the period ended December 31, 2006 for comments 2 through 14 below and was orally advised by Mr. Nazarene Mohammed on September 26, 2007 that the Staff had no further comments with respect to Brek’s responses to comments 2 through 14. Brek filed its Amendment No. 1 to the Annual Report on Form 10-KSB with the Commission on September 27, 2007.
Gasco Energy, Inc.
Form S-4, Filed July 6, 2007
Summary
Summary Historical Consolidated Financial Data, page 7
1.	We note that you present information about oil and gas reserves, net loss and book value per share on a pro forma basis on pages 8 and 9. Please amend the registration statement to include the underlying pro forma financial statements required by Item 5 of Form S-4. We would expect you to reflect the proposed business combination as well as the disposition of Rock City Energy, Inc. within this pro forma financial information.

RESPONSE: Please see the Gasco Response Letter.
Brek Energy Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Financial Statements
Consolidated Statements of Changes in Stockholders’ Equity and Accumulated Deficit, page 4
2.	We note you issued units in private placements in 2005 and 2006, and each unit consisted of one common share and one common share purchase warrant. Please disclose why the subsequent exercise of these “purchase warrants” does not appear to result in the issuance of additional shares of common stock, as presented in your Consolidated Statements of Changes in Stockholders’ Equity and Accumulated Deficit for the years ended December 31, 2005 and 2006.

United States Securities and Exchange Commission
October 18, 2007

RESPONSE: Please see the Brek Response Letter.
Note 2 — Summary of Significant Accounting Policies, page 7
Revenue Recognition, page 7
3.	We note your accounting policy disclosure stating that you recognize revenue when the oil and gas is produced and sold. Please expand your disclosure to describe the manner by which your product is typically conveyed, and identify the point in that process at which revenue is recognized. It should be clear how the circumstances compare to the criteria set forth in SAB Topic 13:A:1. In addition, please disclose how you account for gas imbalances, relative to the guidance in EITF 90-22.

RESPONSE: Please see the Brek Response Letter.

The disclosure described in the Brek Response Letter in response to this comment has been incorporated into the Registration Statement. Please see pages F-8 and F-9.
Long-Lived Assets, page 9
4.	We note you recorded a $4,452,754 impairment loss during the year ended December 31, 2006 related to your oil and gas properties. However, your disclosure on page 10, describing the ceiling test required under the full cost rules and stating that the full cost pool was the same as the ceiling because an impairment charge had been taken, suggests you may have relied upon guidance other than the full cost rules in Rule 4-10(c) of Regulation S-X to compute this impairment loss. Please revise your disclosure to clarify. It should be clear whether you have performed the full cost ceiling test on a quarterly basis to determine the amount of impairment loss to be recognized.

RESPONSE: Please see the Brek Response Letter.

The disclosure described in the Brek Response Letter in response to this comment has been incorporated into the Registration Statement. Please see pages F-11, F-12 and F-35.
Asset Retirement Obligation, page 10
5.	We note you did not apply the guidance of SFAS 143 in 2005 because you deemed the amounts to be recognized for the asset retirement obligation and related accretion expense to be immaterial. However, we note the asset retirement obligation and accretion expense amounts you recognized in 2006 do not appear to be materially different than these amounts. Please provide a detailed analysis to support your position that it was unnecessary to apply the guidance of SFAS 143 until 2006. Please consider the guidance of SAB Topics 1:M and 1:N when preparing your response.

United States Securities and Exchange Commission
October 18, 2007

RESPONSE: Please see the Brek Response Letter.
Note 4 — Oil and Gas Properties, page 14
6.	You disclose that the rescission of your consent to participate in the drilling of a well resulted in the reversal of accrued development expenditures. Please disclose your basis for initially recognizing the development costs as a liability. Also include details sufficient to understand how derecognizing the accrual is consistent with the guidance in paragraph 16 of SFAS 140.

RESPONSE: Please see the Brek Response Letter.
Note 8 — Stock Options, page 20
7.	Please disclose the extent to which the options granted under the 2001 stock option/warrant plan are vested. If any of these have not yet fully vested, disclose the vesting provisions and describe your accounting under SFAS 123(R).

RESPONSE: Please see the Brek Response Letter.

The disclosure described in the Brek Response Letter in response to this comment has been incorporated into the Registration Statement. Please see page F-23.
Note 9 — Warrants, page 21
8.	Please disclose the methodology you used to estimate the fair value of the warrants granted during the periods presented.

RESPONSE: Please see the Brek Response Letter.

The disclosure described in the Brek Response Letter in response to this comment has been incorporated into the Registration Statement. Please see page F-23.
9.	We note that during the third quarter of 2006 you reduced the exercise price of your warrants to induce the holders to exercise their warrants. Please disclose the amount of additional compensation costs recognized, or the reasons why this inducement did not result in the recognition of additional compensation costs following the guidance in paragraphs 51 and 52 of SFAS 123R.

RESPONSE: Please see the Brek Response Letter.
Note 10 — Income Taxes, page 22
10.	You disclose that you did not recognize income tax expense for the years ended December 31, 2005 and 2006. However, you present franchise tax expense on your Consolidated Statement of Operations for the year ended December 31, 2006.

United States Securities and Exchange Commission
October 18, 2007

Please disclose details identifying the origin of this expense, and clarifying the extent to which your franchise tax is based on income. As you may know, the guidance in paragraph 4a of SFAS 109 states that franchise taxes based on income are subject to the principles and requirements of SFAS 109. If the franchise tax falls within this provision, further disclosures will be necessary. Alternatively, if your franchise tax is not based on income, please revise your Consolidated Statement of Operations for the year ended December 31, 2006 to reflect this expense amount as an operating expense.

RESPONSE: Please see the Brek Response Letter.
Note 12 — Commitments and Contingencies, page 23
Contingent liability, page 23
11.	You disclose on page 20, outside of the financial statements, that you reached a settlement with the plaintiffs of the Bermuda lawsuit. Please expand your disclosure to address these recent developments. In addition, we note that each party has agreed to dismiss the lawsuit, but an inactive subsidiary of yours is still subject to the litigation. Please clarify within your disclosure whether you are still exposed to this potential loss contingency given your relationship with the subsidiary. If you do not believe so, the basis for your view should be clear. Finally, please disclose an estimate of the possible loss or range of loss you may be subject to in the event the lawsuit is not resolved in your favor. If you are unable to make such an estimate, please indicate this within your disclosure as required by paragraph 10 of SFAS 5.

RESPONSE: Please see the Brek Response Letter.

The disclosure described in the Brek Response Letter in response to this comment has been incorporated into the Registration Statement. Please see pages 49, 50, 61 and 62.
Note 14 — Discontinued Operations, page 24
12.	We note you exchanged your 51.53% interest in Vallenar Energy Corp. (Vallenar) for all the issued and outstanding shares of Rock City Energy Corp. Please disclose the underlying business purpose for this transaction and explain what your relationship was with Rock City Energy Corp. (Rock City) prior to the transaction.

RESPONSE: Please see the Brek Response Letter.

The disclosure described in the Brek Response Letter in response to this comment has been incorporated into the Registration Statement. Please see page F-26.

13.	Although you classified the results of operations of Vallenar as discontinued operations on page 3, you state that subsequent to this exchange transaction, Rock City is your wholly owned subsidiary. Given that you would consolidate this

United States Securities and Exchange Commission
October 18, 2007

subsidiary for financial reporting purposes, tell us how you came to the view that this exchange transaction resulted in the disposition of Vallenar, since you continue to hold your 51.3% interest in this entity through your 100% ownership interest in Rock City.

RESPONSE: Please see the Brek Response Letter.
Controls and Procedures, page 28
14.	Please understand that the term disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), is somewhat more comprehensive than you have identified in your disclosure, entailing the following:
“. . .controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”
Your disclosure currently states that your disclosure controls and procedures were effective in alerting you on a timely basis to material information required to be included in your reports filed or submitted under the Exchange Act, which does not include the entire definition above. Please revise your disclosure to either present your conclusion about the effectiveness of your disclosure controls and procedures without the qualification introduced by specifying certain areas of effectiveness, or to expand your current statement to encompass all aspects of the definition above.

RESPONSE: Please see the Brek Response Letter.

If you have any questions or comments, please call me at (303) 483-0044.

Sincerely, /s/ W. King Grant W. King Grant Chief Financial Officer and Executive Vice President